________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

VIRBAC CORPORATION
(Name of Subject Company)
VIRBAC CORPORATION
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
927649 10
(CUSIP Number of Common Stock)
Jean M. Nelson
Executive Vice President and Chief Financial Officer
Virbac Corporation
3200 Meacham Boulevard
Fort Worth, Texas 76137
(817) 831-5030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With a copy to:
William P. O’Neill, Esq.
Latham & Watkins LLP
555 11th Street, NW, Suite 1000
Washington, DC 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
      The name of the subject company is Virbac Corporation, a Delaware corporation (the “Company” or “Virbac”). The principal executive offices of the Company are located at 3200 Meacham Boulevard, Fort Worth, Texas 76137, and the Company’s telephone number at this address is (817) 831-5030.
      The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $.01 per share (the “Shares”).
      As of July 31, 2006, there were 22,644,240 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.
      The filing person is the Company. The name, address and business telephone number of the Company are set forth in this Statement under “Item 1. Subject Company Information.”
      This Statement relates to the tender offer by Labogroup Holding, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Virbac S.A. (“Parent”), a corporation organized under the laws of France, disclosed in a Tender Offer Statement on Schedule TO dated August 18, 2006 (as amended or supplemented from time to time, together with the annexes and exhibits thereto, the “Schedule TO”), filed by Parent Purchaser, Interlab S.A.S, and the Company, to purchase all of the Shares that are not currently owned by Parent or Interlab S.A.S (“Interlab”), a corporation organized under the laws of France and a wholly owned subsidiary of Parent, at a purchase price of $5.25 per Share (such price, or any such higher price per Share as may be paid, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offer”). The Offer was commenced on August 18, 2006 and expires at 5:00 p.m., New York City time, on September 15, 2006, unless it is extended in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, when added to the Shares owned by Parent and its subsidiaries, represents at least ninety percent (90%) of the outstanding Shares (the “Minimum Condition”).
      The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO and are incorporated herein by reference.
      The Offer is being made pursuant to a Tender Offer and Merger Agreement (the “Merger Agreement”), dated as of August 10, 2006, by and among the Company, Parent, Purchaser and Interlab. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect, wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than treasury Shares, Shares owned by Parent or any of its subsidiaries, and Shares owned by stockholders that have properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”)) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), payable to the holder of those Shares after surrender of the certificate formerly representing the Shares, less any required withholding taxes. A copy of the Merger Agreement, is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.
      The Schedule TO states that the principal business address of each of Parent and Purchaser is 13ème rue LID-BP 27, 06511 Carros Cedex, France. The telephone number of Purchaser is 33-4-9208-7165.
      All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Except as described herein or incorporated by reference in this Item 3, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) Parent, Purchaser or their respective executive officers, directors or affiliates or (2) the Company or its executive officers, directors or affiliates.
      For a description of certain contracts, arrangements, or understandings between the Company or its affiliates and (1) Parent, Purchaser or their respective executive officers, directors or affiliates or (2) the Company or its executive officers, directors or affiliates, see Special Factors, Section VII (“Related Party Transactions”) and Section IX (“Interests of Certain Parties in the Offer and the Merger”) in the Offer to Purchase, which is incorporated by reference in this Statement.
      In addition, certain contracts, arrangements or understandings between the Company or its affiliates and (1) Parent, Purchaser or their respective executive officers, directors or affiliates or (2) the Company or its executive officers, directors or affiliates are described in the Company’s Amended Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2006, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference, under the caption “Executive Compensation”.

The Merger Agreement
      The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase under Special Factors, Section III (the “Merger Agreement”), are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.
Recommendation of the Special Committee; Recommendation of the Board
      On August 7, 2006, a special committee of the Board of Directors of the Company (the “Board”), comprised solely of independent members of the Board and established to consider and evaluate the proposals received from Parent (the “Special Committee”) unanimously agreed (i) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable, fair to and in the best interests of the Company’s stockholders other than Parent and its subsidiaries (the “Unaffiliated Stockholders”), (ii) to recommend to the Board of Directors that it approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) to recommend that the Company’s stockholders, other than Parent and its subsidiaries (the “Unaffiliated Stockholders”), accept the Offer and tender their Shares in the Offer.
      On August 10, 2006, the Board, after receiving the unanimous recommendation of the Offer and the Merger by the Special Committee (i) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) unanimously agreed that the Offer and the Merger are substantially and procedurally fair to the Unaffiliated Stockholders
      THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE UNAFFILIATED STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER

      A letter to stockholders communicating the Special Committee’s recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(2) and (a)(5)(C) respectively, to this Statement and are incorporated herein by reference.
Background
      The information set forth in the Offer to Purchase under Special Factors, Section II (“Background of the Offer”) is incorporated herein by reference.
Reasons for the Recommendation
      In (a) determining that the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Unaffiliated Stockholders, (b) recommending that the Board approve and declare advisable the Offer, the Merger, the Merger Agreement and (c) recommending that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including, without limitation, the following:

•	The Company’s results of operations and financial condition from January 1, 2004 through June 30, 2006 and its preliminary results through July 31, 2006;

•	The Company’s budget and forecast for the remainder of 2006, and management’s three year forecasts for the years 2007 through 2009;

•	The relatively low volume of trading of the Company’s Common Stock on the NASDAQ Capital Market since May 8, 2006, as well as historically low trading volumes since the 1999 merger with Parent;

•	The Company’s relative size, market position, access to capital and experienced personnel compared to its competitors;

•	The Company’s proprietary products and potential products in the research and development phase, including the costs and time necessary to bring new products to market and required regulatory approvals for new products and to the extent the Company may protect the proprietary nature of its products;

•	The likelihood and risks of new products being developed and offered by the Company’s competitors over the next two to four years;

•	The Company’s manufacturing and packaging facilities and workforce;

•	Potential accretive acquisitions that the Company may achieve over the next few years;

•	Comparable financial metrics of the Company’s competitors, to the extent known, and the prices at which competitors’ stock trades; and

•	Transactions in the markets in which the Company competes involving other companies, both privately held and publicly traded.
      In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, the Board considered a number of factors, including, without limitation, the following:

•	The recommendation of the Special Committee; and

•	The fact that the Offer and the Merger Agreement and the transactions contemplated thereby were the product of arms-length negotiations between Parent and Purchaser and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors of the Company) or Parent or Purchaser.
      In addition to the above factors, in arriving at their recommendations and determinations set forth above, the Board and the Special Committee each considered the opinion of Houlihan Lokey Howard &

Zukin Financial Advisors, Inc. (“Houlihan Lokey”) that, as of August 7, 2006, and based upon and subject to the assumptions set forth therein, the consideration to be received by the Unaffiliated Stockholders pursuant to the Tender Offer, the Merger and other related transactions described in the Merger Agreement (collectively, the “Transaction”) was fair to the Unaffiliated Stockholders from a financial point of view. The full text of Houlihan Lokey’s written opinion, dated as of August 7, 2006, to the Special Committee and the Board, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion is included as Annex A to this Statement and is incorporated herein by reference.
      The foregoing discussion of information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive, but is believed to include substantially all of the material factors, both positive and negative, considered by the Special Committee and the Board. In evaluating the transactions, the members of the Special Committee and the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee and the Board may have given different weights to different factors.
Opinion of Houlihan Lokey
      On August 7, 2006, Houlihan Lokey rendered its oral opinion to the Special Committee, which it subsequently confirmed in writing by delivery of its written opinion, dated as of the same date, to the effect that, as of August 7, 2006, based upon, and subject to the assumptions, qualifications, limitations and other matters described in its opinion, the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view.
      The full text of Houlihan Lokey’s written opinion, dated as of August 7, 2006, to the Special Committee and the Board, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion is included as Annex A to this Statement and is incorporated herein by reference.
      The opinion does not constitute a recommendation to any of the stockholders as to whether the stockholder should tender his or her shares in connection with the Offer. Houlihan Lokey provided its opinion for the use and benefit of the Special Committee and the Board in evaluating the Transaction, and, by its terms, may not be relied upon by any other person without the written consent of Houlihan Lokey, except to the extent required by applicable law. The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of its opinion. You are urged to read the opinion carefully and in its entirety.
      In connection with its opinion, Houlihan Lokey conducted the reviews, analyses and inquiries it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1) spoke with certain members of the Company’s management to discuss the Company’s operations, financial condition and prospects and regarding the Transaction;

2) reviewed the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005 and the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2006;

3) reviewed internal financial statements for the six months ended June 30, 2006;

4) reviewed the Company’s historical budgets for the years ended December 31, 2001 through December 31, 2005;

5) reviewed the Company’s financial forecast for the years ending December 31, 2006 through December 31, 2016 prepared by management;

6) reviewed a list and the status of research and development projects and new product trials, testing or evaluations underway or planned since January 1, 2004;

7) reviewed forecasts and plans for each reasonably anticipated new product offering;

8) reviewed the draft Merger Agreement dated August 7, 2006;

9) reviewed various agreements to which the Company is party, including several license agreements;

10) reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

11) reviewed certain other publicly available financial data for certain companies and transactions that Houlihan Lokey deemed relevant; and

12) conducted the other financial studies, analyses and inquiries that Houlihan Lokey deemed appropriate.
      In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey by the Company or any other potential party to the Transaction, discussed with or reviewed by Houlihan Lokey, or publicly available, and Houlihan Lokey did not assume any responsibility with respect to the data, material and other information. In addition, the Company’s management advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial forecasts and projections relating to the Company provided or otherwise made available to Houlihan Lokey were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial results and condition, and Houlihan Lokey expressed no opinion with respect to the forecasts and projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no material change in the Company’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Houlihan Lokey, and that there were no information or facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey did not consider any aspect or implication of any transaction to which the Company is a party (other than the Transaction).
      Houlihan Lokey relied upon and assumed, without independent verification, that:

•	the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein will be, upon the execution and delivery thereof, true and correct;

•	each party to the Merger Agreement and all other related documents will fully and timely perform all of the covenants and agreements required to be performed by that party;

•	all conditions to the consummation of the Transaction will be satisfied without waiver of any of the material terms or conditions set forth therein; and

•	the Transaction will be consummated in a timely manner in accordance with the terms described in the draft of the Merger Agreement, without any material amendments or material modifications thereto, and without any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise).
      Houlihan Lokey also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the Company’s assets, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any material respect from the draft.
      Furthermore, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the Company’s assets, properties or liabilities (contingent or otherwise) or those of any other party. Houlihan Lokey expressed no opinion regarding the liquidation value of any entity. Furthermore, Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or are or may be subject.
      Houlihan Lokey was not requested or engaged to, and did not, (a) initiate or hold any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction or (b) advise the Special Committee, the Board or any other party with respect to alternatives to the Transaction. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Except as set forth in Houlihan Lokey’s engagement letter with the Company and the Special Committee, entered into on March 14, 2006, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of the opinion. Houlihan Lokey did not consider, nor did it express any opinion with respect to, the prices at which the Company’s common stock has traded or may trade subsequent to the disclosure or consummation of the Transaction.
      Houlihan Lokey was not requested to opine as to, and its opinion does not address:

•	the Company’s underlying business decision and the underlying business decision of the Special Committee, the Board, the Company’s security holders or any other party to proceed with or effect the Transaction;

•	the fairness of any portion or aspect of the Transaction not expressly addressed in its opinion;

•	the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other of the Company’s constituencies, or any other party, other than those set forth in its opinion;

•	the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage;

•	the tax or legal consequences of the Transaction to either the Company, the Company’s security holders, or any other party;

•	the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or the other party’s security holders;

•	whether or not the Company, the Company’s security holders or any other party is receiving or paying reasonably equivalent value in the Transaction; or

•	the solvency or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters.
      Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that the opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey has relied, with the consent of the Special Committee, on advice of the outside counsel to the Company and the Special Committee and the independent accountants to the Company, the Special Committee and on the assumptions of the Company’s management, as to all legal, regulatory, accounting, insurance and tax matters or other similar professional advice with respect to the Company and the Transaction.
Summary of Valuation Analyses
      In connection with rendering its opinion, Houlihan Lokey performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. A fairness opinion is not, therefore, readily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that consideration of any portion of the analyses and factors, without consideration of all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion.
      Houlihan Lokey used several methodologies to assess the fairness of the consideration to be received by the Unaffiliated Stockholders from a financial point of view. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion. This summary is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex A to this Statement. You are urged to read the opinion carefully and in its entirety.
      Houlihan Lokey’s opinion and analyses were provided to the Company’s Special Committee in connection with its consideration of the Transaction and were only one of many factors considered by the Company’s Special Committee in evaluating the Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the consideration to be received by the Unaffiliated Stockholders or of the views of the Company’s Special Committee or management with respect to the merger.
      The consideration was determined through arms-length negotiations between the Company and the other parties to the Merger Agreement. Houlihan Lokey did not recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Transaction.
      Houlihan Lokey utilized each of the following analyses based upon its view that each is reflective of generally accepted valuation methodologies and appropriate given the accessibility of selected publicly-traded companies, available information regarding similar change of control transactions and the availability of forecasts from the Company’s management. No one methodology was considered to be more appropriate than any other methodology, and therefore Houlihan Lokey utilized all of the aforementioned methodologies in arriving at its conclusion.
      The financial analyses summarized below were based upon market prices as of August 2, 2006, unless otherwise noted. Some of the summaries of the financial analyses include information presented in tabular format. In order fully to understand the financial analyses used by Houlihan Lokey, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole.
      Houlihan Lokey’s analyses and reviews included the calculation and comparison of the following: (i) a review of the Company’s stock price as observed in the public market; (ii) an analysis of the value of the Company’s stock as estimated by Houlihan Lokey; and (iii) an analysis of the premium being paid in the Transaction compared to other similar transactions.
      For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics including:

•	enterprise value, which is referred to as EV, is the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) plus the value of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) as of a specified date; and

•	earnings before interest, taxes, depreciation, and amortization, which is referred to as EBITDA, is the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

      Unless the context indicates otherwise, enterprise and per share equity values used in the analyses described below were calculated using the closing price of the Company’s common stock and the common stock of the selected companies listed below as of August 2, 2006, and the transaction values for the selected transactions listed below were calculated as of the announcement date of the relevant transaction. Accordingly, this information does not necessarily reflect current or future market conditions. Estimate of 2006 EBITDA for the Company was based on estimates provided by the Company’s management. Estimates of 2006 EBITDA for the selected companies listed below were based on publicly available research analyst estimates for those companies.
      Public Market Pricing and Premiums Paid in Other Transactions Analysis. Houlihan Lokey reviewed the historical market prices and trading volumes for the Company’s common stock before the announcement of the initial proposal by Parent., and reviewed publicly-available analyses, news articles and press releases relating to the Company, including the Company’s announcement of a restatement of its financial results for certain historical periods. Houlihan Lokey did not analyze on a stand-alone basis the impact of this restatement on the Company’s share price in arriving at its opinion that the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view.
      The offering price of $5.25 for each share in the Merger Agreement represents a premium of approximately 43.1% over the closing stock price of $3.67 on December 12, 2005 (one trading day before the date of the initial proposal) and approximately 26.5% over the initial proposal price of $4.15.
      Additionally, Houlihan Lokey analyzed premiums paid by a majority owner of a company to acquire a minority interest in the same company in transactions consummated in 2005 and year-to-date 2006, where the target was a U.S. company. The median and mean premiums paid in those transactions analyzed by Houlihan Lokey over the closing stock price of the target company one trading day before the date of the initial proposal by the majority stockholder were approximately 20.3% and 23.5%, respectively.
      Market Multiple Analysis. This analysis provides an indication of value expressed as a multiple of operating and financial metrics (such as earnings before interest, taxes, depreciation and amortization, or EBITDA) of selected companies. Using publicly available information and information that the Company provided, Houlihan Lokey analyzed, among other things, the corresponding market multiples of selected publicly traded companies, as identified in the tables below, that Houlihan Lokey considered to be reasonably comparable to the Company.
Public Companies

•	Abaxis, Inc

•	Alpharma Inc

•	Heska Corporation

•	IDEXX Laboratories, Inc

•	Neogen Corporation

•	Central Garden & Pet Company
      Houlihan Lokey reviewed certain financial information of the selected publicly-traded companies, and EBITDA multiples were calculated for the selected public companies based on daily trading prices. A comparative analysis between the Company and the selected public companies formed the basis for the selection of appropriate risk-adjusted multiples. The comparative analysis incorporated quantitative and qualitative factors which relate to, among other things, the nature of the industry in which the Company and the selected public companies are engaged.
      Based on the most recent publicly-available information, Houlihan Lokey calculated certain financial ratios for the selected publicly-traded companies. These financial ratios include the multiples of EV to EBITDA for the latest twelve-month period, or LTM, and the next fiscal year period, or NFY.
      The analysis showed that the multiples of EV to EBITDA for the LTM and the NFY periods exhibited by the selected publicly-traded companies as of August 2, 2006, were as follows:

	Enterprise Value
	as a Multiple of
	EBITDA

	LTM		NFY

Low	7.2	x	6.4x
High	30.2	x	23.4x
Median	13.0	x	10.4x
Mean	15.4	x	13.5x
      Houlihan Lokey derived indications of the Company’s EV by applying selected EBITDA multiples to certain of the Company’s adjusted EBITDA results for the LTM period ended June 30, 2006 and the NFY ending December 31, 2006. The Company’s operating results were adjusted for (i) the elimination of restatement costs; (ii) the elimination of non-recurring impairment charges; and (iii) the elimination of certain nonrecurring legal expenses. Results of Houlihan Lokey’s market multiple methodology are summarized as follows:

		Selected				Indicated Enterprise
	The Company’s	Multiple Range				Value Range
	Representative
	Level	Low		High		Low	High

	(figures in millions, except per share amounts)
Latest 12 Month (as of 6/30/2006):
EBITDA	$12.534	10.0	x	11.0	x	$125.340	$138.870
Next Fiscal Year (1/1/2006 through 12/31/2006):
EBITDA	$13.025	9.5	x	10.5	x	$123.740	$136.760
Indicated EV Range						$124.500	$137.300
Less: Net Debt(1)						$10.424	$10.424
Aggregate Equity Value Range						$114.076	$126.876
Calculated Implied Equity Value per share (fully diluted)(2)						$5.03	$5.59

(1)	Reflects $11.883 million of total interest bearing debt less $0.724 million in cash and $0.735 million of non-operating assets.

(2)	Number of shares reflects 22.548 million shares outstanding, plus options and warrants calculated using the treasury method.
      Houlihan Lokey applied multiple ranges based on the selected companies analysis to corresponding financial data for the Company, including estimates provided by the Company’s management. The selected companies analysis indicated an implied reference range value per share of the Company’s Common Stock of $5.03 to $5.59, as compared to the consideration to be paid in the Transaction of $5.25 per share of the Company’s Common Stock.
      Selected Transaction Analysis. Houlihan Lokey reviewed the multiples exhibited in certain recently announced change of control acquisitions of selected companies that derive a significant portion of their revenues from veterinary services for which purchase price multiples were available and which Houlihan

Lokey deemed relevant based upon similarity of their operations to the Company. The transactions selected by Houlihan Lokey in connection with its selected transaction analysis were:
Selected Transactions (Target/ Acquirer)

•	Farnam Companies, Inc./ Central Garden & Pet Company

•	Sygen International PLC./ Genus PLC

•	Doane Pet Care Enterprise, Inc./ Ontario Teachers’ Pension Plan Board

•	Phoenix Scientific, Inc./ IVAX Corporation

•	United Pet Group, Inc./ United Industries Corporation

•	CSL Animal Health Business/Pfizer Animal Health

•	King Pharmaceuticals, Inc./Virbac Corporation

•	Ceva Sante Animale/Industri Kapital

•	IGI, Inc. (Companion Pet Products Division)/Vetoquinol U.S.A., Inc.
      Houlihan Lokey calculated for each of the selected transactions the ratio of the transaction EV to LTM revenue and LTM EBITDA. The analysis showed that the multiples exhibited in the change of control transactions were as follows:

	EV/Latest 12 Months		EV/Latest 12 Month
	Revenue		EBITDA

Low	0.95	x	9.8x
High	2.65	x	15.6x
Median	1.44	x	10.5x
Mean	1.73	x	12.1x
      Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of revenue and EBITDA paid for companies in businesses similar to the Company’s. Houlihan Lokey derived indications of the Company’s EV by applying selected revenue and EBITDA multiples to the Company’s adjusted operating results for the LTM period ended June 30, 2006. Results of Houlihan Lokey’s selected transaction analysis are summarized as follows:

		Selected				Indicated Enterprise
	The Company’s	Multiple Range				Value Range
	Representative
	Level	Low		High		Low	High

	(figures in millions, except per share amounts)
Latest 12 Months:
Revenue	$84.287	1.50	x	1.60	x	$126.430	$134.860
EBITDA	$12.534	10.0	x	11.0	x	$125.340	$137.870
Indicated EV Range						$125.900	$136.400
Less: Net Debt(1)						$10.424	$10.424
Aggregate Equity Value Range						$115.476	$125.976
Calculated Implied Equity Value per share (fully diluted)(2)						$5.09	$5.55

(1)	Reflects $11.883 million of total interest bearing debt less $0.724 million in cash and $0.735 million of non-operating assets.

(2)	Number of shares reflects 22.548 million shares outstanding, plus options and warrants calculated using the treasury method.

      Houlihan Lokey applied multiple ranges based on the selected transactions analysis to corresponding financial data for the Company, including estimates provided by the Company’s management. The selected companies analysis indicated an implied reference range value per share of the Company’s Common Stock of $5.09 to $5.55, as compared to the consideration to be paid in the Transaction of $5.25 per share of the Company’s common stock.
      Discounted Cash Flow Analysis. Houlihan Lokey utilized certain financial projections prepared by the Company’s management with respect to the fiscal years ending December 31, 2006 through 2016. However, for its analysis, Houlihan Lokey has used both five and ten-year interim cash flow periods due to the increased uncertainty of future cash flows. Using the forecasts prepared by the Company’s management, Houlihan Lokey determined the Company’s EV by first deriving free cash flows (defined as adjusted operating earnings less taxes, plus depreciation and amortization and less capital expenditures and change in working capital requirements) and discounting those cash flows to their present value. Houlihan Lokey applied a risk-adjusted discount rate ranging from 15.5% to 16.5% to the projected free cash flows. To determine the Company’s EV at the end of the projection period, Houlihan Lokey applied a multiple range of 9.0x to 10.0x to the Company’s projected EBITDA for the fiscal year ending December 31, 2010 and December 31, 2016 (or the “terminal year”), and then discounted this value to the present at the same discount rate range of 15.5% to 16.5%. Houlihan Lokey’s selection of the discount rate was based upon an assumed capital structure of 10% debt and 90% equity, and the observed equity and debt costs of capital of the selected publicly traded companies mentioned above. Based on the financial projections and this analysis, the resulting indications of the EV of the Company’s operations, as estimated by Houlihan Lokey, ranged from approximately $101.5 million to $136.3 million. Additionally, per share value of the Company’s Common Stock ranged from approximately $4.02 to $5.55.
      Determination of Fairness. After determining the Company’s equity value, on a per-share basis, in each of the above reviews and analyses, Houlihan Lokey noted that the consideration of $5.25 per share, as provided for in the Merger Agreement is in the range of the value of Houlihan Lokey’s reviews and analyses. Accordingly, subject to the assumptions, limitations and qualifications set forth in its written opinion, Houlihan Lokey determined that the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view.
Miscellaneous Considerations
      No single company or transaction used in the above analyses (including the market multiple analysis, selected transaction analysis and discounted cash flow analysis) as a comparison is identical to the Company or to the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Criteria used to select the companies in the above analyses are inherently subjective. Further, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of Houlihan Lokey providing an opinion as to whether the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view, and the analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.
      In connection with its analyses, Houlihan Lokey made, and was provided by the Company’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the Company’s control and the Company’s advisors, none of the Company, Houlihan Lokey or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

      Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”) was engaged by the Company pursuant to a letter agreement entered into on March 14, 2006 to provide, or to cause Houlihan Lokey to provide, an opinion to the Company’s Special Committee regarding the fairness of the consideration to be received by the Unaffiliated Stockholders from a financial point of view. In the ordinary course of business, certain Houlihan Lokey affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including bank loans and other obligations) of the Company and any other party that may be involved in the Transaction.
      The Company also retained HLHZ to assist the Special Committee with negotiation of the terms of the Transaction. The Company will pay HLHZ a fee for these services, a portion of which is contingent upon the completion of the Offer and consummation of the transactions contemplated by the Merger Agreement. The Company has agreed to reimburse both Houlihan Lokey and HLHZ for their expenses, including attorneys’ fees and disbursements, and indemnify Houlihan Lokey and HLHZ against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to their engagement by the Company.
      The Special Committee retained Houlihan Lokey and HLHZ (together, “Houlihan Lokey Howard & Zukin”) based upon their combined experience in the valuation of businesses and their securities in connection with similar transactions. Houlihan Lokey Howard & Zukin is a nationally recognized investment-banking firm that is engaged in providing advisory services and rendering fairness opinions in connection with mergers and acquisitions. Houlihan Lokey Howard & Zukin also provides business and securities valuations for a variety of regulatory and planning purposes, advisory services in connection with financial restructurings, and private placements of debt and equity securities. For each of the six consecutive years ended December 2000 through 2005, Houlihan Lokey Howard & Zukin was ranked by Mergers & Acquisitions as the top provider of fairness opinions, based on the number of announced and completed deals. Mergers & Acquisitions is published by Thomson Financial.
      Under the engagement letter, Houlihan Lokey Howard & Zukin has earned a fee of $500,000, a portion of which was payable upon delivery of the opinion by Houlihan Lokey to the Special Committee and the Board (regardless of the conclusion set forth therein). In addition, HLHZ is entitled to receive an additional fee of approximately $117,000 if the Offer is completed and the transactions contemplated by the Merger Agreement are consummated.
Intent to Tender
      To the Company’s knowledge, each of its executive officers, directors, affiliates and subsidiaries, who owns Shares currently intend to tender to Purchaser in the Offer all of the Shares held of record or beneficially owned by them, except for any shares, if any, of Common Stock held by such persons that, if tendered, would cause such persons to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.
      The Special Committee, on behalf of the Company, engaged HLHZ pursuant to a letter agreement, entered into on March 14, 2006, under to which the Company retained HLHZ to act as its financial advisor in the Transaction, and HLHZ agreed to provide, or to cause Houlihan Lokey to provide, an opinion to the Special Committee as to whether the aggregate consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view. The Company selected Houlihan Lokey Howard & Zukin based upon its experience in the valuation of businesses and their securities in connection with similar transactions. Houlihan Lokey Howard & Zukin is a nationally recognized investment-banking firm that is engaged in providing advisory services and rendering fairness opinions in connection with mergers and acquisitions. Houlihan Lokey Howard & Zukin also provides business and securities valuations for a variety of regulatory and planning purposes, advisory services in connection with financial restructurings and private placements of debt and equity securities.

      Pursuant to the terms of its engagement letter, the Company has agreed to pay certain fees to Houlihan Lokey Howard & Zukin. In addition, the Company has agreed to reimburse both Houlihan Lokey and HLHZ for their expenses, including attorneys’ fees and disbursements, and indemnify Houlihan Lokey and HLHZ against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to the engagement. For more information concerning the Company’s engagement of Houlihan Lokey Howard & Zukin, please see Item 4 of this Statement.
      Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.
      (a) Except as set forth in the information in the Offer to Purchase under Special Factors, Section VIII (“Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference, no transactions in the Shares have been effected during the last 60 days by the Company.
      (b) Except as set forth in the information in the Offer to Purchase under Special Factors, Section VIII (“Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference, no transactions in the Shares have been effected during the last 60 days, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      (a) Except as set forth in this Statement, as of the date of this Statement the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
      (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.	Additional Information.

Certain Litigation
      The information set forth in the Offer to Purchase under Special Factors, Section II, “Background of the Offer: Litigation Against the Proposed Offer” is incorporated herein by reference.

General Corporation Law of the State of Delaware
      The Company is incorporated under the laws of the State of Delaware and is subject to the DGCL. The following is a brief description of certain aspects of the DGCL applicable to the transactions contemplated by the Merger Agreement.

Merger
      Under Section 253 of the DGCL, if, following the Offer (including any extension thereof) or otherwise, Purchaser owns at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Board or the Company’s stockholders. It is a condition to consummation of the Offer that there has been validly tendered and not withdrawn prior to the expiration of the Offer the amount of Shares such that the Common Stock owned by Parent, Interlab, Purchaser and their subsidiaries represent in the aggregate, not less than 90% of the total number of outstanding shares of Common Stock. Thus, if upon completion of the Offer, the amount of Shares tendered in addition to the Common Stock owned by Parent, Interlab, Purchaser and their subsidiaries does not represent in the aggregate at least 90% of the total number of outstanding shares of Common Stock, Purchaser will not purchase any of the Shares tendered.

Appraisal Rights
      No appraisal rights are available unless and until the Merger is consummated. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL (“Section 262”) will have the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation at the time of the Merger. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest, if any, from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern” to be included in the appraisal process. The value so determined in any appraisal proceeding could be the same, more or less than the consideration to be paid in the Offer and the Merger.
      The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under the DGCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the DGCL.
      Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.
      Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Forward-Looking Statements
      Certain statements in this Statement represent the intentions, plans, expectations and beliefs of the Company and involve risks and uncertainties that could cause actual events to differ materially from the events described in this Statement, including risks and uncertainties related to whether the conditions to the Offer will be satisfied, and if not, whether the Offer and the Merger will be consummated, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the broadband communications industry or the business or prospects of the Company. The Company cautions the reader that these factors, as well as other factors described or to be described in the Company’s SEC filings with respect to the Offer.

Item 9.	Exhibits.
      The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(B)	Form Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(F)	Form of Memorandum to Holders of Eligible Options to Purchase Virbac Corporation Common Stock (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(G)	Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(H)	Instructions for Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).
(a)(1)(I)	Form of Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(I) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(J)	Summary Advertisement Published in The Wall Street Journal on August 18, 2006 (incorporated by reference to Exhibit (a)(1)(J) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on August 18, 2006).

(a)(2)	Letter, dated August 18, 2006, from Virbac Corporation to its stockholders.*

Exhibit No.	Description

(a)(5)(A)	Letter, dated December 12, 2005, from Virbac S.A. to the Board of Directors of Virbac Corporation (incorporated by reference to Exhibit 4 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S. with the SEC on December 13, 2005, also constituting Amendment No. 2 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(B)	Press Release issued by Virbac Corporation on December 13, 2005 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Virbac Corporation with the SEC on December 13, 2005).

(a)(5)(C)	Letter dated March 2, 2006, from Virbac S.A. to the independent directors of Virbac Corporation (incorporated by reference to Exhibit 6 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(D)	Letter dated July 10, 2006, from Virbac S.A. to the Special Committee of the Board of Directors of Virbac Corporation (incorporated by reference to Exhibit 7 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(E)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated August 7, 2006 (attached as and incorporated by reference to Annex A).

(a)(5)(F)	Press Release issued by Virbac Corporation on August 8, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Virbac Corporation with the SEC on August 8, 2006).

(a)(5)(G)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 10, 2006 (incorporated by reference to Exhibit 10 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on August 11, 2006, also constituting Amendment No. 5 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(H)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 18, 2006 announcing commencement of the Offer.*

(e)(1)	Tender Offer and Merger Agreement, dated as of August 10, 2006, by and among the company, Parent, the Purchaser and Interlab (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 10, 2006).

(e)(2)	Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on April 28, 2006 (File No. 000-24312).

Annex A	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated August 7, 2006.

*	Filed herewith

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRBAC CORPORATION

By:	/s/ Erik Martinez

Name: Erik Martinez
Title: President and Chief Executive Officer

Dated: August 18, 2006

ANNEX A
August 7, 2006
The Special Committee of the Board of Directors and the Board of Directors of Virbac Corporation
3200 Meacham Blvd
Fort Worth, Texas 76137-4611
Dear Members of the Special Committee and Members of the Board of Directors:
      We understand that on March 14, 2006, Virbac Corporation (“Virbac” or the “Company”) announced that its Board of Directors (the “Board”) formed a special committee of independent directors (the “Committee”) to review, evaluate and negotiate Virbac S.A.’s (“VSA”) proposal to acquire all of the outstanding shares of the Company’s common stock not already owned by VSA or its affiliates. We further understand that the Company is considering entering into a Tender Offer and Merger Agreement (the “Merger Agreement”) by and among VSA, Interlab S.A.S. (“Interlab”), Labogroup Holding, Inc. (“Purchaser”) and the Company. Under the terms of the Merger Agreement, Purchaser, an indirect wholly owned subsidiary of VSA, will commence a tender offer to purchase all of the outstanding shares of Virbac Corporation common stock, par value $0.01 per share (the “Common Stock”) not already owned by VSA or its subsidiaries at a cash purchase price of $5.25 per share (the “Tender Offer”). The Merger Agreement also provides that the Tender Offer is subject to the condition that the shares of Common Stock tendered to Purchaser, in addition to the shares of Common Stock already owned by Parent and its subsidiaries, represent in the aggregate not less than 90% of the total number of outstanding shares of Common Stock on the date of purchase. The Merger Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock (other than shares of Common Stock already owned by VSA and its affiliates) will be converted into the right to receive $5.25 in cash. The Tender Offer, the Merger and other related transactions described in the Merger Agreement provided to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) are collectively referred to as the “Transaction”.
      You have requested that Houlihan Lokey provide an opinion (the “Opinion”) to the Committee and the Board as to whether, as of the date hereof, the consideration to be received by the holders of the Company’s common stock (other than VSA or its affiliates) (the “Unaffiliated Stockholders”) in the Transaction is fair to them from a financial point of view.
      In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1) Spoken with certain members of the management of the Company to discuss the Company’s operations, financial condition and prospects and regarding the Transaction;

2) Reviewed the Company’s annual report to shareholders on Form 10-K for the fiscal year ended 2005 and three months ended financial statement on Form 10-Q as of March 31, 2006;

3) Reviewed internal financial statements for the six months ended June 30, 2006;

4) Reviewed the Company’s historical budgets for the years ended December 31, 2001 through December 31, 2005;

5) Reviewed the Company’s financial forecast for the years ending December 31, 2006 through December 31, 2016 prepared by management;

6) Reviewed a list and the status of research and development projects and new product trials, testing or evaluations underway or planned since January 1, 2004;

7) Reviewed forecasts and plans for each reasonably anticipated new product offering;

8) Reviewed the draft Merger Agreement, dated August 7, 2006;

9) Reviewed various license and other agreements;

10) Reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

11) Reviewed certain other publicly available financial data for certain companies and transactions that we deemed relevant; and

12) Conducted such other financial studies, analyses and inquiries as we have deemed appropriate.
      We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us by the Company or any other potential party to the Transaction, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial forecasts and projections relating to the Company provided or otherwise made available to us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there were no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company is a party (other than the Transaction).
      We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein will be, upon the execution and delivery thereof, true and correct, (b) each party to such agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver of any of the material terms or conditions set forth therein, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the draft of the Merger Agreement, without any material amendments or material modifications thereto, and without any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We also have relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final form of the Merger Agreement will not differ in any material respect from such draft.
      Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.
      We have not been requested or engaged to, and did not, (a) initiate or hold any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction or (b) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Except as set forth in our engagement letter, we have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the Company’s common stock has traded or may trade subsequent to the disclosure or consummation of the Transaction.
      This Opinion is furnished solely for the use and benefit of the Committee and the Board in connection with their consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. We acknowledge that the text of this Opinion and a description thereof may be included in certain material(s) required to be filed by the Company with the Securities and Exchange Commission and required to be delivered to the Company’s security holders solely in connection with the Transaction, provided that (i) if this Opinion is included in such filing(s) or materials, this Opinion will be reproduced therein only in its entirety, and (ii) the content and context of any such inclusion or description (including, without limitation, any reference to Houlihan Lokey, the Company’s (or the Committee’s) engagement of Houlihan Lokey, the services provided by Houlihan Lokey or this Opinion) shall be subject to our prior review and written approval (and, if applicable, formal written consent), which shall not be unreasonably withheld. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to whether such security holder should tender their shares in connection with the Transaction.
      In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including bank loans and other obligations) of the Company and any other party that may be involved in the Transaction.
      We further advise you that Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”), an affiliate of Houlihan Lokey, was also retained to assist the Committee with negotiation of the terms of the Tender Offer. The Company will pay HLHZ a fee for these services, a portion of which is contingent upon the successful completion of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse us for expenses and indemnify us and HLHZ against certain liabilities and expenses arising out of our engagement.
      We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Board, the Committee, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders, (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction or (viii) the solvency or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel to the Company and the Committee and the independent accountants to the Company, the Committee and on the assumptions of the management of the Company, as to all legal, regulatory, accounting, insurance and tax matters or other similar professional advice with respect to the Company and the Transaction.
      Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received by the Unaffiliated Stockholders in the Transaction is fair to them from a financial point of view.
/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
________________________________________________________________________________
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(B)	Form Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(F)	Form of Memorandum to Holders of Eligible Options to Purchase Virbac Corporation Common Stock (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(G)	Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(H)	Instructions for Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(I)	Form of Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(I) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation with the SEC on August 18, 2006).

(a)(1)(J)	Summary Advertisement Published in The Wall Street Journal on August 18, 2006 (incorporated by reference to Exhibit (a)(1)(J) to the Tender Offer Statement on Schedule TO filed by Virbac S.A., Labogroup Holding, Inc., Interlab S.A.S. and Virbac Corporation on August 18, 2006).

(a)(2)	Letter, dated August 18, 2006, from Virbac Corporation to its stockholders.*

(a)(5)(A)	Letter, dated December 12, 2005, from Virbac S.A. to the Board of Directors of Virbac Corporation (incorporated by reference to Exhibit 4 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S. with the SEC on December 13, 2005, also constituting Amendment No. 2 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(B)	Press Release issued by Virbac Corporation on December 13, 2005 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Virbac Corporation with the SEC on December 13, 2005).

(a)(5)(C)	Letter dated March 2, 2006, from Virbac S.A. to the independent directors of Virbac Corporation (incorporated by reference to Exhibit 6 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

Exhibit No.	Description

(a)(5)(D)	Letter dated July 10, 2006, from Virbac S.A. to the Special Committee of the Board of Directors of Virbac Corporation (incorporated by reference to Exhibit 7 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on July 11, 2006, also constituting Amendment No. 3 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(E)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated August 7, 2006 (attached as and incorporated by reference to Annex A).
(a)(5)(F)	Press Release issued by Virbac Corporation on August 8, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Virbac Corporation with the SEC on August 8, 2006).

(a)(5)(G)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 10, 2006 (incorporated by reference to Exhibit 10 to the pre-commencement Schedule TO filed by Virbac S.A. and Interlab S.A.S with the SEC on August 11, 2006, also constituting Amendment No. 5 to the Schedule 13D filed by them with respect to Virbac Corporation Common Stock).

(a)(5)(H)	Joint Press Release issued by Virbac S.A. and Virbac Corporation on August 18, 2006 announcing commencement of the Offer.*

(e)(1)	Tender Offer and Merger Agreement, dated as of August 10, 2006, by and among the company, Parent, the Purchaser and Interlab (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 10, 2006).

(e)(2)	Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on April 28, 2006 (File No. 000-24312).

Annex A	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated August 7, 2006.

*	Filed herewith